                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                 August 13, 2007

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

                       Re: Van Kampen Equity Trust -
                       Post-Effective Amendment No. 62 to the
                       Registration Statement on Form N-1A
                       (the "Registration Statement")
                       (File Nos. 033-08122 and 811-04805)

Dear Mr. Greene:

                  Thank you for your telephonic comments regarding Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A for Van Kampen Equity Trust, on behalf of its series, Van Kampen Core Equity Fund (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on June 1, 2007 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 64 to the Fund's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about August 13, 2007.

COMMENTS TO THE PROSPECTUS:

COMMENT 1         PLEASE CONFIRM THAT THE LEGAL OPINION REQUIRED BY ITEM 23(i)
                  OF FORM N-1A WILL BE FILED UPON FURTHER AMENDMENT TO THE
                  REGISTRATION STATEMENT PRIOR TO THE EFFECTIVENESS OF SUCH
                  REGISTRATION STATEMENT.

Response 1        The Fund confirms that the legal opinion required by Item
                  23(i) of Form N-1A will be filed prior to the effectiveness of the Fund's Registration Statement.

COMMENT 2         PLEASE CONFIRM THAT THE FUND HAS A POLICY TO INVEST AT LEAST
                  80% OF ITS ASSETS IN "EQUITY" SECURITIES AS REQUIRED BY RULE
                  35D-1 OF THE 1940 ACT.

Response 2        The Fund confirms that it has such a policy. The following disclosure is in the first paragraph of the section entitled
                  "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND
                  RISKS -- PRINCIPAL INVESTMENT STRATEGIES AND RISKS":

                           Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.

COMMENT 3         IN THE FIRST PARAGRAPH IN THE SECTION ENTITLED "RISK/RETURN
                  SUMMARY -- PRINCIPAL INVESTMENT STRATEGIES," PLEASE DISCLOSE
                  THE PERCENTAGE LIMITATION ON THE FUND'S INVESTMENTS IN
                  DERIVATIVES.

Response 3        The Fund submits that it currently has a policy to invest at least 80% of its net assets in equity securities, and therefore, the combination of all categories of investments that do not comprise "equity securities" is therefore limited to 20% of the Fund's net assets. The Fund respectfully believes that this is evident to shareholders in the current disclosure and does not believe that additional disclosure is necessary.

COMMENT 4         IN THE SECTION ENTITLED "FEES AND EXPENSES OF THE FUND,"
                  PLEASE ENSURE THAT THE "ANNUAL FUND OPERATING EXPENSES" TABLE
                  REFLECTS FEES OF INVESTING IN OTHER INVESTMENT COMPANIES OR
                  EXCHANGE TRADED FUNDS AS A SEPARATE LINE ITEM, IF NECESSARY.

Response 4        The Fund does not currently anticipate that its investments, if any, in other investment companies or exchange traded funds will compel a separate line item in the "Annual Fund Operating
                  Expenses" table as required by Item 3 of Form N-1A.

COMMENT 5         PLEASE REVISE THE SECTION ENTITLED "FEES AND EXPENSES OF THE
                  FUND" SO THAT THE FOOTNOTES APPEAR AFTER THE "EXAMPLE."

Response 5        The Fund respectfully submits that its disclosure under
                  "Fees and Expenses of the Fund," as currently presented, complies with the requirements of Item 3 of Form N-1A.
                  Specifically, the Fund believes that moving the footnotes to the Fee and Expense table to after the Example and accompanying text would hinder shareholders' ability to comprehend the information presented in the Fee and Expense table.

COMMENT 6         IN FOOTNOTE NUMBER 7 TO THE "FEES AND EXPENSES OF THE FUND"
                  TABLE, IF APPLICABLE, DISCLOSE THAT THE INVESTMENT ADVISER HAS
                  THE ABILITY TO RECOUP ANY FEES THAT IT WAIVED OR REIMBURSED.

Response 6        The suggested disclosure is not applicable to the Fund, thus the Fund has not added any additional disclosure to the referenced footnote.

COMMENT 7         IN THE "INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT
                  STRATEGIES AND RISKS - PRINCIPAL INVESTMENT STRATEGIES AND
                  RISKS" SECTION, IF THE FUND INTENDS TO INVEST IN JUNK
                  PREFERRED STOCK AND JUNK CONVERTIBLE SECURITIES, PLEASE ADD
                  DISCLOSURE TO THAT EFFECT.

Response 7        The Fund acknowledges the comment, and respectfully notes
                  that the Fund's investments in each of junk preferred stock and junk convertible securities, if any, are not a principal investment strategy and are not a principal investment risk of investing in the Fund.

COMMENT 8         IN THE SECOND SENTENCE OF THE FOURTH PARAGRAPH IN THE
                  SECTION ENTITLED "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
                  STRATEGIES AND RISKS -- STRATEGIC TRANSACTIONS," PLEASE REVISE
                  THE DISCLOSURE TO STATE THAT OTC OPTIONS ARE DEEMED ILLIQUID.

Response 8        The Fund acknowledges the comment, and respectfully notes
                  that the Fund's investments in OTC options, if any, are not a principal investment strategy and are not a principal investment risk of investing in the Fund. Thus, the Fund believes that additional disclosure in the Prospectus regarding such investments is unnecessary. The Fund does, however, provide additional disclosure regarding the liquidity of such investments in its Statement of Additional
                  Information.

COMMENT 9         IN THE THIRD SENTENCE OF THE SECTION ENTITLED "INVESTMENT
                  OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS -- OTHER
                  INVESTMENTS AND RISK FACTORS -- TEMPORARY DEFENSIVE STRATEGY,"
                  PLEASE REVISE THE DISCLOSURE TO STATE THAT SUCH DEFENSIVE
                  POSITIONS ARE INCONSISTENT WITH THE FUND'S PRINCIPAL
                  INVESTMENT STRATEGIES, AS REQUIRED BY INSTRUCTION 6 OF ITEM
                  4(b) OF FORM N-1A.

Response 9        The Fund respectfully submits that the last sentence of this section addresses Instruction 6 as it states, "In taking such a defensive position, the Fund would temporarily not be pursuing and may not achieve its investment objective." In addition, the Fund believes that adding the disclosure as requested would make the statements therein untrue. Since one of the Fund's investment objectives is to seek income, making a statement that temporarily investing in securities issued by the U.S. government, its agencies or instrumentalities, prime commercial paper, certificates of deposit, bankers' acceptances and other obligations of domestic banks and repurchase agreements (i.e., investments that primarily produce income) is inconsistent with the Fund's investment objectives is just untrue. In fact, the Fund believes that making such investments would be consistent with at least one of the Fund's investment objectives of seeking income.
                  Therefore, the Fund does not believe that additional disclosure is necessary.

COMMENT 10        IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES -
                  PORTFOLIO MANAGEMENT," PLEASE DELETE THE FOLLOWING SENTENCE:
                  "THE COMPOSITION OF THE TEAM MAY CHANGE WITHOUT NOTICE FROM
                  TIME TO TIME."

Response 10       The Fund respectfully submits that the disclosure is
                  consistent with the requirements of Form N-1A and opts to retain the disclosure. Item 5(a)(2) of Form N-1A requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ('Portfolio
                  Manager')" and Item 15(a) of Form N-1A requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons
                  "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item
                  5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding the Fund's disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item
                  5(a)(2) and Item 15(a) for such team member.

COMMENT 11        PLEASE ADD THE REQUISITE DISCLOSURE REGARDING THE FUND'S
                  IMPLEMENTATION OF AN ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM
                  AND THE DESIGNATION OF AN ANTI-MONEY LAUNDERING COMPLIANCE
                  OFFICER.

Response 11       The Fund respectfully submits that the requested disclosure is currently in the first sentence of the tenth paragraph in the section entitled "PURCHASE OF SHARES -- HOW TO BUY
                  SHARES." Thus, the Fund does not believe that additional disclosure is necessary.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

COMMENT 12        WITH RESPECT TO ITEM 2 IN THE SECTION ENTITLED "INVESTMENT
                  RESTRICTIONS," PLEASE DISCLOSE AT AN APPROPRIATE LOCATION
                  WITHIN THE REGISTRATION STATEMENT THE FUND'S CURRENT INTENTION
                  ON BORROWING.

Response 12       The Fund respectfully submits that the following disclosure is currently in Item 1 of the section entitled "INVESTMENT
                  RESTRICTIONS -- NON-FUNDAMENTAL POLICIES":

                           1. The Fund shall not borrow money except for temporary purposes and then in an amount not in excess of 5% of the value of the total assets of the Fund at the time the borrowing is made.

                  Thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 13        IN ITEM 7 IN THE SECTION ENTITLED "INVESTMENT
                  RESTRICTIONS," PLEASE CLARIFY THE EXCEPTION IN PROVISION
                  "(a)".

Response 13       The Fund has revised Item 7 as requested.

COMMENT 14        IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO
                  MANAGEMENT COMPENSATION STRUCTURE," PLEASE PROVIDE THE
                  DISCLOSURE REQUIRED BY ITEM 15(b) OF FORM N-1A WITH RESPECT TO
                  COMPENSATION.

Response 14       The Fund respectfully submits that it has satisfied the
                  existing disclosure requirements regarding portfolio manager compensation. Item 15(b) requires disclosure of "the structure of, and the method used to determine, the compensation of each Portfolio Manager." The Fund's investment adviser has created a structure and method for compensating portfolio managers which is fully described in the Statement of Additional
                  Information. To the extent that the Fund disclosed any additional information regarding the structure and method for compensating its portfolio managers, it would risk the possibility that the value of compensation would be disclosed, a result that is specifically disclaimed by Item 15(b) ("[t]he value of compensation is not required to be disclosed under this Item").

COMMENT 17        IN THE PARAGRAPH ENTITLED "INVESTMENT PERFORMANCE" IN THE
                  SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGEMENT
                  COMPENSATION STRUCTURE," PLEASE DISCLOSE TO WHICH BENCHMARK
                  THE FUND WILL BE COMPARED IN FACTORING PORTFOLIO MANAGER
                  DISCRETIONARY COMPENSATION.

Response 17       The Fund respectfully submits that the third sentence in
                  the referenced section currently states the following:

                           In the case of the Fund, the Fund's investment performance is measured against the Standard & Poor's 500 Index and against appropriate rankings or ratings prepared by Morningstar Inc. or similar independent services which monitor Fund performance.

                  Thus, the Fund does not believe that additional disclosure is necessary.

                        *               *               *

         In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.



                                                Sincerely,


                                                /s/ Charles B. Taylor